EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF MOGO INC.

TO BE HELD JUNE 28, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

OF MOGO INC.

MAY 24, 2022

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Mogo Inc. (the “Company”) will be held virtually via audiocast due to the ongoing COVID-19 global pandemic on June 28, 2022 at 1:00 pm (Pacific time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2021, together with the report of the auditor thereon;

2.

to elect the directors of the Company, as more fully described in the section of the Company’s management information circular for the Meeting (the “Circular”) entitled “Business of the Meeting – Election of Directors”;

3.

to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix its remuneration, as more fully described in the section of the Circular entitled “Business of the Meeting – Appointment of Auditor”;

4.

to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the renewal of the Company’s stock option plan (the “Stock Option Plan”) and all unallocated options under the Stock Option Plan; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

In light of the ongoing public health crisis related to the COVID-19 outbreak, and in order to comply with the measures recommended by the federal and provincial governments, the Meeting will be conducted as a virtual-only meeting. Registered Shareholders (as defined in this Circular under the heading “Management Solicitation”) and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MGXR6TC, where they can participate, vote, or submit questions during the meeting’s live webcast. The Company may take additional precautionary measures in relation to the Meeting in response to further COVID-19 developments and Shareholders are asked to visit the Company’s website at investors.mogo.ca for updates prior to the Meeting.

The Circular, this Notice, a form of proxy, a voting instruction form, the audited annual financial statements of the Company for the year ended December 31, 2021 and the management’s discussion and analysis relating to such financial statements are available on SEDAR at www.sedar.com, in the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and at http://investors.mogo.ca/financial-reports. Shareholders are requested to complete, sign and return such form of proxy or voting instruction form, as applicable.

In order for a shareholder to be represented by proxy at the Meeting, the shareholder must complete and submit the enclosed form of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. To be valid, completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Vancouver time) on June 24, 2022 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. Registered shareholders may also submit their votes by telephone within North America at 1-866-732-8683 or outside North America at 1-312-588-4290, or online at www.investorvote.com, in each case not later than 1:00 pm (Vancouver time) on June 24, 2022 or as may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

Non-registered shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

DATED at Vancouver, British Columbia this 24th day of May, 2022.

BY ORDER OF THE BOARD

(“David Feller”)

David Feller

Chair

2

3

SUMMARY

This Summary contains highlights of some of the important information contained in this Circular. This Summary does not contain all of the information that you should consider, and you should read this entire Circular before voting. Terms used but not defined in this Summary have the meanings given to them in the Circular.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For More Information See Pages
Director Election	FOR each nominee	24-26
Appointment of KPMG LLP as Auditor	FOR	27
Approval of Stock Option Plan and Unallocated Options	FOR	27

Director Nominees

Name	Independent	Director Since	Position with Company	Committees	Board & Committee Attendance in 2021	Other Public Boards
David Feller	N	August 26, 2003 to March 20, 2006; April 12, 2013	Chair, Director, CEO	None	91%	None
Gregory Feller	N	April 10, 2015	Director, President & CFO	Investment	100%	None
Michael Wekerle	Y	June 21, 2019	Director	Audit, CGCNC, Investment	100%	None
Christopher Payne	Y	January 25, 2021	Director	Audit, CGCNC	100%	None
Liam Cheung	N	June 29, 2021	Director	Investment	100%	None
Wendy Rudd	Y	June 29, 2021	Director	Audit, CGCNC	100%	None

Auditor

KPMG LLP, Chartered Accountants, the present auditor of the Company, has been auditor of the Company since September 2019.

4

CERTAIN INTERPRETATION MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. Amounts in this management information circular (the ”Circular”) are stated in Canadian dollars unless otherwise indicated.

On June 21, 2019, we completed our previously announced plan of arrangement (the “Arrangement”) with Mogo Finance Technology Inc (“Mogo Finance”). In connection with the Arrangement, the Company (referred to in this section prior to the Arrangement as “Difference”, and following the Arrangement as the “Combined Entity”) was continued into British Columbia and changed its name to Mogo Inc. The Arrangement was accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business combinations, and accordingly, beginning with the second quarter of 2019, the Company’s financial statements, management’s discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance.

Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a “Mogo Finance Share”) outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity. On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis. In connection with the Arrangement, all of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as applicable, for common shares of the Combined Entity in accordance with the provisions thereof.

Common shares of the Combined Entity began trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “MOGO” in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MOGO”. Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019.

MANAGEMENT SOLICITATION

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Mogo for use at an annual general meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares (the “Common Shares”) of the Company to be held virtually via audiocast due to the ongoing COVID-19 global pandemic on June 28, 2022 at 1:00 pm (Pacific time) for the purposes set out in the accompanying Notice of Meeting. Shareholders and duly appointed proxyholders can attend the meeting online by going to https://meetnow.global/MGXR6TC.

•	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or an Invitation Code before the start of the meeting.

	•	Registered Shareholders - The 15-digit Control Number located on the form of proxy or in the email notification you received.

	•	Duly appointed proxyholders – Computershare will provide the proxyholder with an Invite Code after the voting deadline has passed.

•

Voting at the meeting will only be available for registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves may attend the meeting by clicking “Guest” and completing the online form.

This solicitation is made by the management of the Company. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by regular employees of and by agents engaged by the Company at nominal cost. The cost of solicitation will be borne by the Company. Except as otherwise stated, the information contained in this Circular is given as of May 24, 2022 (the “Record Date”).

5

The form of proxy forwarded to Shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting.

Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 1:00 pm (Pacific time) on June 28, 2022.

•

Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invitation Code by Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) will be able to vote and submit questions during the meeting. To do so, please go to https://meetnow.global/MGXR6TC prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation” and enter your invite code. Non-Registered Shareholders who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “Guest” and completing the online form.

•

United States Beneficial Shareholders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual General Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual General Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 24, 2022 at 1:00 pm (Pacific time). You may attend the Annual General Meeting and vote your shares at https://meetnow.global/MGXR6TC during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/Mogo.

•

Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

•

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

Registered Shareholders – Voting by Proxy

The persons named in the enclosed form of proxy for the Meeting are officers of the Company.

6

A registered Shareholder has the right to appoint some other person, who need not be a shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting such other person’s name in the blank space provided or by executing another proper form of proxy.

Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Vancouver time) on June 24, 2022 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. Registered shareholders may also submit their votes by telephone within North America at 1-866-732-8683 or outside North America at 1-312-588-4290, or online at www.investorvote.com in each case not later than 1:00 pm (Vancouver time) on June 24, 2022 or as may be accepted by the Chair of the Meeting prior to the commencement of the Meeting. If a Shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Shareholders who wish to appoint a third-party proxyholder MUST register with Computershare at http://www.computershare.com/Mogo after submitting their proxy in order to receive a Username for the meeting. Registering your proxyholder (other than those designated in the accompany form of proxy) is an additional step once you have submitted your proxy. Failure to register such proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Mogo by June 24, 2022 at 1:00pm (Pacific time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, third party proxyholders will not be able to vote at the meeting.

The form of proxy affords the registered Shareholder an opportunity to specify that the Common Shares registered in his or her name shall be voted for, against or withheld from voting in respect of the matters to come before the Meeting, as applicable.

On any ballot that may be called for, the Common Shares represented by proxies in favour of management nominees will be voted for, against or withheld from voting in respect of the matters to come before the Meeting in accordance with the instructions given in such proxies.

In respect of proxies in which the Shareholders have not specified that the proxy nominees are required to vote for, against or withhold from voting in respect of the matters scheduled to come before the Meeting, the Common Shares represented by the proxies in favour of management nominees will be voted FOR the matters described in the Notice of Meeting.

Management knows of no matters scheduled to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

A proxy given by a registered Shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Any such instrument revoking a proxy must be deposited at the registered office of the Company, at 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 5A1, any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof. If the instrument of revocation is deposited with the Chair on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

7

Non-Registered Holders – Voting Instruction Form

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Many Shareholders are not registered Shareholders (the “Beneficial Shareholders”) because the Common Shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the “Intermediary”) that the Beneficial Shareholder deals with in respect of the Common Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Registered Education Savings Plans (RESPs) and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed materials directly to non-objecting beneficial owners through Computershare Investor Services Inc.

Intermediaries are required to forward the meeting materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to Beneficial Shareholders. If you are a Beneficial Shareholder, your name and address will appear on the voting instruction form sent to you by an Intermediary (bank, broker or trust company). A Beneficial Shareholder may vote or appoint a proxy by mail, phone, fax or on the Internet, as applicable, in accordance with the voting instruction form. Your Intermediary, as registered holder, will submit the vote or proxy appointment to the Company on your behalf. You must submit your voting instruction form in accordance with the instructions and within the time limits set by your Intermediary. If you or a person you designate plan to attend the meeting and vote you must appoint yourself or that person as proxy using the voting instruction form. Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instructions form is to be delivered. In order to vote at the meeting, Beneficial Shareholders who appoint themselves or a third party as a proxyholder MUST register with Computershare at http://www.computershare.com/Mogo after submitting their voting instruction form in order to receive a Username for the meeting. Registering your proxyholder is an additional step once you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Mogo by June 24, 2022 at 1:00pm (Pacific time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the meeting.

A Beneficial Shareholder may revoke a form of proxy or voting instructions form given to an Intermediary by contacting the Intermediary through which the Beneficial Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure than an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

The Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has fixed the close of business on May 24, 2022 as the Record Date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 76,750,990 Common Shares were issued and outstanding, each carrying the right to one vote at the Meeting.

8

To the knowledge of the directors and executive officers of the Company, as at the Record Date, there are no persons that beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to the Common Shares.

PRESENTATION OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s audited financial statements for the year ended December 31, 2021 and the auditors’ report thereon will be presented to the Shareholders at the Meeting. In accordance with the provisions of the Business Corporations Act (British Columbia), the financial statements are merely presented at the Meeting and will not be voted on.

The Company has filed an annual information form dated March 23, 2022 (the “AIF”) for its 2021 fiscal year on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (“SEC”) at www.sec.gov that contains, among other things, the disclosure required under National Instrument 52-110 – Audit Committees (“NI 52-110”). In particular, the information that is required to be disclosed in Form 52-110F1 of National Instrument 52-110 may be found under the heading “Information on the Audit Committee” in the AIF. Upon request, the Company will promptly provide a copy of the AIF to Shareholders free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of Mogo’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Company’s Chief Executive Officer (the ”CEO”), Chief Financial Officer (the “CFO”) and each of the Company’s three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “NEOs”) for the year ended December 31, 2021.

The NEOs for the Company for the year ended December 31, 2021 were David Feller, CEO, Gregory Feller, President and CFO, Alice Davidson, Chief Legal Officer, Philip Barrar, Chief Innovation Officer, and Peter Kaju, Chief Executive Officer of Carta Worldwide (collectively, the “Mogo NEOs”).

Overview

This section describes Mogo’s executive compensation program. Mogo’s executive compensation practices are designed to attract and retain the skillsets and experience needed to lead the development and execution of the Company’s strategy and to reward our executives for high performance and their contribution to our long-term success. The board of directors (the “Board”) seeks to compensate executives by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance. In 2020 and 2021, the Company managed through an uncertain economic time caused by the COVID-19 global pandemic, which had an impact on the short-term executive compensation strategy.

Mogo believes that in order to achieve our aggressive growth objectives, attracting and retaining the right team members is critical. A key part of this is a well thought out compensation plan that attracts high performers with specific skillsets and compensates them for continued achievements.

Setting executive compensation in a growth-oriented fintech organization can be challenging as we seek to balance the creation of shareholder value with long-term growth objectives. As a result, elements of our compensation plan evolve from year to year as the Company matures and we face evolving market conditions.

Our Board, on recommendations from the Corporate Governance, Compensation and Nominating Committee (the “CGCNC”) makes decisions regarding all forms of compensation, including salaries, bonuses and equity incentive compensation for our senior executives, as well as approves corporate goals and objectives relevant to our executives’ compensation. Finally, the CGCNC in conjunction with senior management also administers employee incentive compensation, including the Stock Option Plan and the Restricted Share Unit Plan (the “RSU Plan”).

9

Compensation Discussion and Analysis

Context of Mogo’s Executive Compensation Practices

There are several relevant market and business factors that present challenges for the creation of an effective executive compensation program, including the following:

•	We are a pre-profit, publicly listed company in an emerging sector. We provide products and services that are highly disruptive in the financial services market in Canada.

•	In 2020 and 2021, we faced the disruption and impacts of a global pandemic.

•	We compete for talent in the technology industry, where there is a high emphasis on equity as a key component of compensation. We also compete for talent in the financial services space, where there are high salaries with entrenched short-term and long-term compensation plans, perquisite programs and retirement benefits.

The CGCNC aims to balance these factors with the expectations of the Shareholders and their responsibilities around oversight. As the business matures through the execution of Mogo’s corporate strategy, the CGCNC will continue to evolve our compensation strategies to match.

How Executive Compensation is Determined

The CGCNC annually assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation of the CEO, CFO and any other officers of Mogo. As required, the CGCNC retains independent advice in respect of compensation matters and, if deemed appropriate by the Committee, meets separately with such advisors. Mogo specifically uses salary survey information to benchmark its compensation against the market. Mogo uses a variety of specialized survey data and has historically relied heavily on data from the Mercer HR Tech Group Compensation Survey. This survey is primarily based in British Columbia, but the data is relevant for all Canadian high tech markets. The most recent survey included data provided by 184 leading technology organizations in the British Columbia and Alberta market. The survey includes cash, short and long-term incentive information and data on 215 positions. Compensation analysis is available by size and type of organization, location and sub industry. Additionally, third party consultants have also provided input on Mogo’s senior leadership and executive compensation.

In the case of an unforeseen event, such as a global pandemic, the CGCNC works closely with management to determine whether any short or long-term changes to compensation strategy are required.

COVID-19

In 2020 the uncertain period of economic distress caused by the COVID-19 global pandemic led Mogo to take dramatic actions to help protect the short-term and long-term success of both the organization and its employees. These actions included making the difficult decision to implement a number of temporary and permanent layoffs, along with temporary salary reductions for many employees for the latter half of 2020. In addition, no bonuses were paid in 2020 for 2019 performance. By the end of Q4 2020, employees impacted by salary reductions were returned to full salary. To maintain retention and engagement of the team, employees impacted by salary reductions, other than executive officers, received favourable repricing of their stock options and additional “bonus” paid days off. In 2021, Mogo also paid bonuses to further offset the impact to regular compensation in 2020.

10

Summary of Elements of Compensation Program

Mogo’s executive compensation program is comprised of the following elements:

•	Annual Base Salary - Reflects the scope and responsibilities of the role, each executive’s personal experience and performance, and market competitiveness.

•

Annual Bonus - Expressed as a percentage of annual base salary and typically paid in cash or fully-vested equity, the annual bonus is typically calculated based on achievement levels against a weighted mix of annual corporate and individual performance goals that support the overall corporate goals - both quantitative and qualitative and at the discretion of the Board.

•	Long-Term Incentives

	•	Stock Options- Stock options are awarded annually at the Board’s discretion and typically vest over 4 years with an 8-year term. Stock options align executive compensation with shareholder interests as the value is dependent on post-vesting share price.

	•	RSUs -Restricted stock units (“RSUs”) are issued in limited amounts and only awarded to senior management, and typically vest over 3 years. RSUs are aligned with shareholder interests as their value depends on post-vesting share price.

In setting the annual performance objectives and evaluating executive compensation, the Company considers each element carefully against relevant internal and market factors and the Board provides appropriate oversight with regard to the payment of short and long-term incentives to ensure alignment with our shareholders’ long-term interests.

Detailed Elements of Compensation Program

As noted above, Mogo’s executive compensation consists primarily of three elements: base salary, annual bonus and long-term equity incentives (stock options and RSUs).

Base Salary

Base salaries are reviewed annually based on individual performance or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness.

The base salaries of the Mogo NEOs are as follows:

David Feller, CEO	$425,000 per annum
Gregory Feller, President & CFO	US$375,000 per annum
Alice Davidson, Chief Legal Officer	$243,750 per annum
Philip Barrar, Chief Innovation Officer	US$200,000 per annum
Peter Kaju, CEO, Carta Worldwide	$240,000 per annum

Annual Bonus Plan

Our compensation program includes an annual discretionary bonus plan, typically paid in cash, which is awarded by the Board in its sole discretion and is typically based on personal and corporate performance metrics. It is the responsibility of the CGCNC to annually review and recommend to the Board the annual bonus, if any, to be paid to executives and employees.

In a typical year, annual target bonus levels as a percentage of base salary for the Mogo NEOs are as follows:

David Feller, CEO	100% of annual base salary
Gregory Feller, President and CFO	100% of annual base salary
Alice Davidson, Chief Legal Officer	50% of annual base salary
Philip Barrar, Chief Innovation Officer	25% of annual base salary
Peter Kaju, CEO, Carta Worldwide	Discretionary bonus

11

Long-Term Equity Incentive Plans

Equity based awards are an “at risk” element of compensation that allows us to reward Mogo’s team members, and specifically, Mogo’s executives for their sustained contributions to the Company. In a highly competitive technology market, equity is an expected and important part of senior leadership compensation. Equity awards reward performance aligned with the creation of shareholder value and the continued employment of our executive officers, with the associated benefits of attracting and retaining employees.

Mogo’s Stock Option Plan allows all employees to participate at an appropriate level, with special focus on the executive team. The value of this incentive is driven by an increase in stock price over time, as we continue to achieve our corporate objectives.

In 2015, the RSU Plan was established, which provides for additional equity opportunities for all employees, with special focus on our executive team and senior management, further tying compensation to the creation of shareholder value.

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Company’s equity compensation plans as at December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders	Options: 8,924,000 RSUs: 41,189	Options: $4.64 RSUs: N/A	Options: 2,676,947 RSUs: 204,465

Note:

(1)	These securities include Common Shares issuable under the Stock Option Plan and the RSU Plan as of December 31, 2021, and 97,000 options pursuant to the Company’s prior stock option plan.

No award may be made to our insiders under the Stock Option Plan or the RSU Plan if such award would result in: (i) the number of Common Shares issued from treasury to insiders pursuant to such plans, together with all of our other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Common Shares, or (ii) the number of Common Shares issuable to insiders pursuant to vested RSUs, together with the number of Common Shares issuable to insiders at any time pursuant to options granted under the Stock Option Plan and all of our other security based compensation arrangements, exceeding 10% of the outstanding Common Shares. When used in this paragraph, the terms “insiders” and “security based compensation arrangement” have the meanings ascribed thereto in the TSX rules for this purpose.

Stock Option Plan

The Stock Option Plan allows for the grant of incentive stock options to the Company’s employees, directors, officers and consultants. Our Board is responsible for administering the Stock Option Plan, and the CGCNC makes recommendations to the Board in respect of matters relating to the Stock Option Plan.

The aggregate number of Common Shares reserved for issuance under the Stock Option Plan cannot exceed the greater of (i) 15% of the total number of all issued and outstanding Common Shares at the time of grant, and (ii) 3,800,000. As a result of the Arrangement, there are an additional 97,000 options issued and outstanding as at December 31, 2021, which were granted pursuant to the Company’s prior stock option plan. These 97,000 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Stock Option Plan. As of the Record Date, the Company has options to acquire 9,416,597 Common Shares outstanding pursuant to the Stock Option Plan, which represents approximately 12.3% of the issued and outstanding Common Shares as of the Record Date and 97,000 options outstanding pursuant to the Company’s prior stock option plan. The number of options remaining available for grant is 2,096,052 which represents approximately 2.7% of the issued and outstanding Common Shares as of the Record Date.

12

The annual burn rate of the Stock Option Plan for 2021 was 8.59%, 2020 was 6.89%, and for 2019 was 3.20%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

The maximum number of Common Shares issued to the Company’s insiders within any one-year period and issuable to the Company’s insiders at any time under the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Company’s total issued and outstanding Common Shares as at the applicable date of grant.

Unless otherwise determined by the Board at the time of or subsequent to grant, options granted under the Stock Option Plan vest as follows: 1/4 vest on the first anniversary of the date of the grant and 1/48 vest at the end of each month following the first anniversary of the date of the grant with the result that the entire option will be vested and exercisable on the fourth anniversary of the grant. Options granted under the Stock Option Plan may be exercised during the period specified in the Stock Option Plan, which is generally eight years from the date of grant. The Stock Option Plan also provides that, unless otherwise determined by the Board, options terminate within a period of time following the termination of employment, directorship or engagement as a consultant with the Company or affiliates entities. Unless otherwise specified by the Board at the time of granting options, vested options will expire the earlier of the expiration of such options in accordance with their terms and: (a) if the holder retires, 90 days after the termination date (as defined in the Stock Option Plan), (b) if the holder dies or becomes incapacitated, 120 days after such occurrence, (c) if the holder is terminated for cause, as of the termination date, (d) if the holder resigns, 30 days after the termination date, (e) if the holder is dismissed without cause, 90 days after the termination date, (f) if the holder is a consultant and there is termination (i) by the Company for any reason other than for a material breach of the consulting agreement, (ii) by voluntary termination by the holder or (iii) due to the death or incapacity of the holder, 90 days from the termination date, (g) if the holder is a consultant and there is termination by the Company for a material breach of the consulting agreement, as of the termination date, and (h) if the holder is a director or officer, 90 days following the termination date. The exercise price for options granted under the Stock Option Plan is determined by the Board according to an approved formula and may not be less than the last closing price of the Common Shares on the TSX prior to the date of grant of such option.

The Stock Option Plan provides that if options granted under the Stock Option Plan would otherwise expire during a trading black‑out period or within ten business days following the end of such period, the expiry date of such options are extended to the tenth business day following the end of the black‑out period. Options granted under the Stock Option Plan are not transferable, subject to limited exceptions in the event of the holder’s death or incapacity. The Board has overall authority for interpreting, applying, amending and terminating the Stock Option Plan and can do so without shareholder approval except that the following amendments to the Stock Option Plan or options issued thereunder cannot be made without the prior approval of the TSX and approval of the Shareholders: i) a reduction in the exercise price of an option held by an insider of the Company, ii) an extension of the term of an option held by an insider of the Company, iii) any amendment to remove the insider participation limits described above, iv) an increase in the maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan; and v) amendments to amending provision of the Stock Option Plan.

RSU Plan

The RSU Plan allows for the grant of RSUs to the Company’s directors, officers and employees. The purpose of the RSU Plan is to enhance our ability to provide eligible directors, officers and employees with the opportunity to acquire RSUs to allow them to participate in our long term success and to promote a greater alignment of interests between our directors, officers, employees, and shareholders. Our Board, through the CGCNC, is responsible for administering the RSU Plan. The maximum aggregate number of Common Shares issuable from treasury by the Company pursuant to the RSU Plan is 500,000, which represents approximately 0.7% of the issued and outstanding Common Shares as of the Record Date. This maximum number is subject to adjustment for changes in the number of Common Shares outstanding through subdivision, consolidation, reclassification, amalgamation, merger or otherwise. As of the Record Date, the Company has RSUs to acquire 28,689 Common Shares outstanding pursuant to the RSU Plan, which represents approximately 0.04% of the issued and outstanding Common Shares as of the Record Date. The number of RSUs remaining available for grant is 204,465, which represents approximately 0.3% of the issued and outstanding Common Shares as of the Record Date. This takes into account the 266,846 RSUs that have vested and resulted in the issuance of 266,846 Common Shares as of the Record Date, which represents approximately 0.4% of the issued and outstanding Common Shares as of the Record Date.

13

The annual burn rate of the RSU Plan for 2021, 2020, and 2019 was 0.00%. The annual burn rate is calculated by dividing the number of RSUs awarded during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

The maximum number of Common Shares issued to the Company’s insiders within any one-year period and issuable to the Company’s insiders at any time under the RSU Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Company’s total issued and outstanding Common Shares as at the applicable date of award.

Subject to the terms of the RSU Plan, we may from time to time award to any eligible person a number of RSUs deemed appropriate in respect of services rendered to the Company by such person. RSUs consist of an award of units, each of which represents the right to receive one Common Share. The Board, through the CGCNC, has the discretion to determine the date upon which each RSU vests or any other vesting requirements provided, however, that each awarded RSU will vest not later than the third anniversary of its award date. Unless otherwise determined by the Board at the time of award of an RSU, 25% of each award of RSUs will vest on the first and second anniversaries of the award date and the balance will vest on the third anniversary of the award date. The Board has overall authority for interpreting, applying, amending and terminating the RSU Plan and can do so without shareholder approval except that the following amendments to the RSU Plan or RSUs issued thereunder cannot be made without the prior approval of the TSX and approval of the Shareholders: i) other than customary adjustments resulting from certain corporate changes, amendments to the RSU Plan that would increase the number of Common Shares issuable under the RSU Plan, ii) any amendment that would increase the number of Common Shares issuable to insiders under the RSU Plan, iii) any amendment that would increase the number of Common Shares issuable to directors under the RSU Plan; and iv) amendments to amending provision of the RSU Plan.

Holders of RSUs will be entitled to accelerated vesting on certain events, including termination of service without cause or by reason of death, retirement. All unvested RSUs terminate if a holder’s employment or service terminates by reason of termination for cause. Subject to obtaining any requisite approval from the TSX or other regulatory authority, our Board may take any one or more actions relating to RSUs including, without limitation, accelerating vesting or providing for the conversion or exchange of any outstanding RSUs into or for RSUs or any other appropriate securities in any entity participating in or resulting from, a change of control transaction. Except as required by law, the rights of a participant under the RSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant.

The Board does not award options or RSUs according to a prescribed formula or target. The CEO recommends to the CGCNC the proposed recipients of such grants from among the eligible participants and the proposed grant size, taking into consideration such factors as their position, scope of responsibility and historic and recent performance, previous grants, the value of the awards in relation to other elements of the individual’s total compensation and shareholdings, and market information. In determining the size of the grants, the CGCNC may consider their payout and the competitiveness of the Company’s total compensation relative to comparable companies in addition to the recommendation of the CEO. The CGCNC determines the grant size and terms to be recommended to the Board in respect of the CEO.

Compensation Risk

The Board considers and assesses, as necessary, the implications of risks associated with the Company’s compensation policies and practices and devotes such time and resources as it believes are appropriate and as are consistent with the CGCNC Charter, the Company’s relatively limited operating history, size and current elements of executive compensation.

Our Board and the CGCNC believe that the compensation structure for our fiscal year ended December 31, 2021, as well as compensation policies and practices for the fiscal year ending December 31, 2021, constitute a well-balanced mix of base salary and long-term incentives, and are designed to mitigate risk by:

•	ensuring that the Company retains its employees; and

•	aligning the interests of its employees with the short-term and long-term objectives of the Company and its shareholders.

14

As a result of the economic impacts of the pandemic in 2020, many employees were impacted by temporary salary or work hour reductions. In recognition, those impacted were awarded additional time off, favourable re-pricing of their stock options and a bonus approximating the amount their regular compensation was impacted in 2020. Accordingly, our Board and the CGCNC have not, after consideration, identified any risk arising from our compensation policies and practices that is reasonably likely to have a material adverse effect on the Company.

Performance Graph

The following graphs and tables compare the total cumulative shareholder return for the Common Shares for each of Mogo Finance and Mogo with the cumulative returns of two TSX indices for the period commencing on June 25, 2015, the date on which Mogo Finance completed its initial public offering, and ending June 20, 2019 for Mogo Finance, the date of the Arrangement, and December 31, 2021 for Mogo, assuming an initial investment in Common Shares of $100 on June 25, 2015.

	Dec 31, 2017	Dec 31, 2018	Jun 20, 2019
Common Shares	$66.5	$33.50	$49.40
S&P/TSX Small Cap Index Total Return	$119.8	$106.90	$125.50
S&P/TSX Composite Index Total Return	$117.3	$98.10	$109.00

15

	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021
Mogo Inc. Common Shares	$328.13	$165.63	$174.48	$252.08	$224.48
S&P/TSX Small Cap Index Total Return	$109.10	$99.40	$122.14	$128.98	$161.34
S&P/TSX Composite Index Total Return	$102.75	$84.08	$97.40	$109.94	$132.22

The Common Shares commenced trading on Nasdaq on April 18, 2018.

Compensation of NEOs

Summary Compensation Table

The following table sets out information concerning the compensation earned by the Mogo NEOs during the years ended December 31, 2021, 2020, and 2019. The CEO and CFO’s base salaries were reduced due to a voluntary salary reduction that commenced in Q4 2019 and then reduced further beginning in Q2 2020, along with the remaining Mogo NEOs, as a result of the COVID-19 global pandemic. Salaries were returned to the full amount by the end of Q4 2020.

						Non‑equity Incentive Plan Compensation
Name and Principal Position	Year	Salary		Share‑ based Awards(2)	Option‑ based Awards(3)(4)	Annual incentive plans		Long‑term incentive plans	Pension Value	All Other Compensation		Total Compensation
David Feller CEO	2021	$382,499.90		Nil	$1,457,429.18	$318,750.00	(6)	Nil	Nil	$2,497.40		$2,161,176.48
	2020	$267,041.71	(5)	Nil	$1,076,582.68	$93,600.00		Nil	Nil	$2,725.02		$1,439,949.41
	2019	$353,098.00		Nil	$118,457.10	Nil		Nil	Nil	$2,162.75		$473,717.85

Gregory Feller(1) President & CFO	2021	$410,345.94		Nil	$1,457,429.18	$318,750.00	(6)	Nil	Nil	$57,895.30		$2,244,420.42
	2020	$308,988.24	(5)	Nil	$1,076,582.68	$101,905.00		Nil	Nil	$58,707.50		$1,546,183.42
	2019	$392,276.00		Nil	$118,457.10	Nil		Nil	Nil	$50,269.23		$561,002.33

Alice Davidson Chief Legal Officer	2021	$220,718.40		Nil	$563,005.37	$86,835.94		Nil	Nil	$2,929.59		$873,489.30
	2020	$168,545.00	(7)	Nil	$31,781.27	$22,750.00		Nil	Nil	$2,965.77		$226,042.04
	2019	$190,083.99		Nil	$40,825.07	Nil		Nil	Nil	$4,242.80		$235,151.86

Philip Barrar Chief Innovation Officer(8)	2021	$163,145.96		Nil	$281,476.16	Nil		Nil	Nil	$2,929.59		$490,736.85

Peter Kaju(9) CEO, Carta Worldwide	2021	$236,800.15		Nil	Nil	Nil		Nil	Nil	$579,111.33	(10)	$815,911.48

16

Notes:

(1)

Gregory Feller is paid in US dollars (for 2021 this amount was $327,360.14, for 2020 it was $230,330.41, and for 2019 it was $295,633). The Canadian dollar equivalents expressed in the table above are based on the average US dollar to Canadian dollar exchange rate for posted by the Bank of Canada which was CAD$1.3269 = US$1.00 for 2019, CAD$1.3415 for 2020, and CAD$1.2535 for 2021.

(2)	Represents grants of RSUs.
(3)

The fair value of these stock options has been calculated at the time of grant using the Black‑Scholes option pricing model, based on the following assumptions for 2021: risk-free interest rate of 0.58% - 1.46%; expected life of 5 years; weighted expected stock price volatility of 84-87% and expected dividend yield of Nil for time-based vesting option grants and risk-free interest rate of 0.78%; expected life of 5 years; weighted expected stock price volatility of 87% and expected dividend yield of Nil for performance-based vesting option grants; 2020: risk-free interest rate of 0.35%; expected life of 5 years; weighted expected stock price volatility of 72% and expected dividend yield of Nil; 2019: risk‑free interest rate of 1.48%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil.

(4)	The 2019 amounts include the value of options that were granted in 2019 as partial payment of the annual bonus for the year-ended December 31, 2018.
(5)	Each of Gregory Feller and David Feller took a voluntary salary reduction beginning in October 2019, with further reductions from May to November 2020 as a result of the COVID-19 global pandemic.
(6)	David Feller and Gregory Feller received 25% of their 2021 bonus in stock options and 75% in cash.
(7)	Alice Davidson took a temporary salary reduction from May to November 2020 as a result of the COVID-19 global pandemic.
(8)

Philip Barrar joined the Company on May 4, 2021. Philip Barrar is paid in US dollars (for 2021 this amount was $130,152.34). The Canadian dollar equivalents expressed in the table above are based on the average US dollar to Canadian dollar exchange rate for posted by the Bank of Canada which was CAD$1.2535 for 2021.

(9)

Peter Kaju joined the Company on January 25, 2021. Peter Kaju ceased to be an employee of the Company as of December 13, 2021. Peter Kaju was provided with a transition package in accordance with the terms of his employment agreement, including salary continuance which is included under ‘Other Compensation’.

(10)

Peter Kaju’s ‘Other Compensation’ also includes the value of 75,593 Common Shares distributed in 2021 through a management incentive plan in connection with the acquisition of Carta Worldwide by Mogo. The value of the Common Shares is approximated based on the share price of $7.4641, being the price used to determine the number of Common Shares received in the distribution. Peter will receive an additional distribution of 75,593 Common Shares in January 2024.

Outstanding Share-based Awards and Option-based Awards

The following table sets out, for Mogo NEOs, information concerning all option-based and share-based awards outstanding as of December 31, 2021.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In‑ the‑Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
David Feller	66,667	2.10	May 27, 2022	147,334.07	12,500	Nil	53,875
	116,666	10.00	Jun 25, 2023	-
	100,000	1.78	Sept 12, 2024	253,000.00
	100,000	4.44	Jun 7, 2025	-
	50,000	4.21	Sept 27, 2025	5,000.00
	50,000	3.88	May 9, 2026	2,150.00
	58,857	4.52	Jun 17, 2027	-
	275,000	1.56	Jun 6, 2028	756,250.00
	300,000	4.58	Dec 18, 2028	-
	100,000	10.72	Mar 31, 2029	-
	200,000	5.56	Sept 30, 2029	-
Gregory Feller	66,667	2.10	May 27,2022	147,334.07	12,500	Nil	53,875
	100,000	10.00	Jun 25, 2023	-
	100,000	1.78	Sept 12, 2024	253,000.00
	100,000	4.44	Jun 7, 2025	-
	50,000	4.21	Sept 27, 2025	5,000.00
	50,000	3.88	May 9, 2026	2,150.00
	58,857	4.52	Jun 17, 2027	-
	275,000	1.56	Jun 6, 2028	756,250.00
	300,000	4.58	Dec 18, 2028	-
	100,000	10.72	Mar 31, 2029	-
	200,000	5.56	Sept 30, 2029	-
Alice Davidson	1,888	1.56	Sept 27, 2024	5,192,00	Nil	Nil	Nil
	3,552	1.56	May 9, 2026	9,768.00
	4,671	1.56	Jun 17, 2027	12,845.25
	20,000	1.56	Dec 26, 2027	55,000.00
	35,000	1.56	Jun 6, 2028	96,250.00
	25,000	10.72	Mar 31, 2029	-
	75,000	5.56	Sept 30, 2029	-
	35,000	4.40	Dec 31, 2029	-
Philip Barrar	75,000	5.56	Nov 15, 2021	-	Nil	Nil	Nil
Peter Kaju	Nil	-	-	-	Nil	Nil	Nil

Notes:

(1)

The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price on the TSX of the Common Shares on December 31, 2021, being $4.31 per share.

(2)

The market or payout value of share-based awards that have not been paid out or distributed is calculated based on the closing market price on the TSX of the Common Shares on December 31, 2021, being $4.31 per share. The method of settlement of these share-based awards is in Common Shares.

17

Value Vested or Earned During the Year

The following table sets out, for each of the Mogo NEOs, a summary of the value of option-based and share-based awards vested or of non-equity plan incentive compensation during the fiscal year ended December 31, 2021.

Name	Option-based awards – Value vested during the year ended December 31, 2021(1)	Share-based awards – Value vested during the year ended December 31, 2021 (2)	Non-equity incentive plan compensation – Value earned during the year ended December 31, 2021
David Feller	$817,197.92	$117,375.00	Nil
Gregory Feller	$817,197.92	$117,375.00	Nil
Alice Davidson	$120,530.67	$46,950.00	Nil
Peter Kaju	Nil	Nil	Nil
Philip Barrar	Nil	Nil	Nil

Notes:

(1)

The value of the vested option-based awards is calculated based on the difference between the closing market price on the TSX of the Common Shares on the vesting date and the exercise price of the vested option.

(2)

The value of the vested share-based awards is calculated based on the closing market price on the TSX of the Common Shares on the date the Common Shares vested. The amounts represent the number of vested share-based awards multiplied by the market price of the Common Shares on the vesting date.

Pension Plan Benefits

The Company has no pension plan arrangements or benefits with respect to any of the Mogo NEOs, directors, or employees.

18

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of the Mogo NEOs that provide them with certain rights in the event of a termination without cause, following a change of control or by the Mogo NEO for good reason, as follows:

•	Mr. David Feller is entitled to twenty-four months’ notice or pay in lieu of notice calculated on base salary and the prior year’s bonus if his employment is terminated without cause, following a change of control or by the Mogo NEO for good reason. Mr. David Feller will also be entitled to continued benefit coverage and option vesting for the duration of the notice period and payment in respect of eligible bonuses. In addition, Mr. David Feller will be entitled to accelerated vesting in respect of any unvested options upon a change of control.
•	Mr. Gregory Feller is entitled to twenty-four months’ notice or pay in lieu of notice calculated on base salary and the prior year’s bonus if his employment is terminated without cause, following a change of control or by the Mogo NEO for good reason. Mr. Gregory Feller will also be entitled to continued benefit coverage and option vesting for the duration of the notice period and payment in respect of eligible bonuses. In addition, Mr. Gregory Feller will be entitled to accelerated vesting in respect of any unvested options upon a change of control.
•	Ms. Davidson is entitled to receive notice or pay in lieu of notice of an amount equal to one month of base salary plus an additional month per completed year of service up to a maximum of 12 months if her employment is terminated without cause. She is also be entitled to continued benefit coverage for the duration of the notice period. In addition to this severance, Ms. Davidson is entitled to receive an additional lump sum payment equal to twelve months’ pay if her employment is terminated without cause or if good reason arises within twelve months of a change of control.
•	Mr. Barrar is entitled to receive a severance payment equal to nine months of base salary plus an additional month per completed year of service after May 4, 2021 up to a maximum of 18 months if his employment is terminated without cause or if good reason arises. He is also entitled to continued benefit coverage for the duration of the severance period.
•	Mr. Kaju was no longer employed with the Company on December 31, 2021.

Termination Without Cause/For Good Reason

The table below shows the benefits that the Mogo NEOs would have been entitled to receive if a termination without cause had occurred or good reason had arisen, as applicable, on December 31, 2021:

Name	Notice Period	Base	Bonus	Benefit Coverage	Value of Early Vested Options	Total
David Feller	24 months	$850,000.00	$187,200.00	$8,030.64	$379,899.36	$1,425,130.00
Gregory Feller	24 months	$940,125.00	$203,810.00	$116,589.34	$379,899.36	$1,640,423.70
Alice Davidson	7 months	$142,187.50	-	$2,342.27	-	$144,529.77
Philip Barrar	10 months	$208,916.67	-	$17,629.60	-	$226,546.27

Change of Control

The table below shows the benefits that the Mogo NEOs would have been entitled to receive in connection with a change of control that occurred on December 31, 2021:

Name	Notice Period	Base	Bonus	Benefit Coverage	Value of Early Vested Options	Total
David Feller	24 months	$850,000.00	$187,200.00	$8,030.64	$458,695.11	$1,503,925.75
Gregory Feller	24 months	$940,125.00	$203,810.00	$116,589.34	$458,695.11	$1,719,219.45
Alice Davidson	19 months	$385,937.50	-	$6,357.59	-	$392,295.09
Philip Barrar	-	-	-	-	-	-

Director Compensation

The board of directors (the “Board”) of the Company currently consists of David Feller (Chairman and CEO), Gregory Feller (President and CFO), Michael Wekerle, Wendy Rudd, Liam Cheung, and Christopher Payne. Mr. Payne joined the Board effective January 25, 2021 upon the completion of the acquisition of Carta Worldwide (“Carta”), and Ms. Rudd and Mr. Cheung were elected at our annual meeting on June 29, 2021.

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non-executive directors, Wendy Rudd, Liam Cheung, Christopher Payne, and Michael Wekerle are paid an annual retainer fee of $24,000 (increased to $35,000 effective April 1, 2022) plus $500 per formal Board or committee meeting they attend (we no longer pay a per meeting fee effective April 1, 2022). The Chair of the CGCNC receives an additional $10,000 per year (increased to $30,000 effective April 1, 2022) and the Chair of the Audit Committee receives an additional $20,000 per year (increased to $30,000 effective April 1, 2022). The Chair of the Investment Committee will receive an additional $30,000 per year effective April 1, 2022. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors.

19

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2021.

Name	Fees earned	Share- based awards ($)	Option‑based Awards(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation		Total Compensation
Wendy Rudd	$15,000.00	Nil	$299,764.15	Nil	Nil	Nil		$314,764.15
Liam Cheung	$13,500.00	Nil	$487,414.91	Nil	Nil	Nil		$500,914.91
Michael Wekerle	$36,998.00	Nil	$894,476.86	Nil	Nil	Nil		$931,474.86
Christopher Payne	$39,953.61	Nil	$541,063.83	Nil	Nil	$245,315.11	(2)	$826,332.55

Notes:

(1)

The fair value of these stock options has been calculated at the time of grant using the Black‑Scholes option pricing model, based on the following assumptions for 2021: risk-free interest rate of 0.58% - 0.71%; expected life of 5 years; weighted expected stock price volatility of 84% and expected dividend yield of Nil for time-based vesting option grants and risk-free interest rate of 0.78%; expected life of 5 years; weighted expected stock price volatility of 87% and expected dividend yield of Nil for performance-based vesting option grants.

(2)

Christopher Payne’s Other Compensation refers to the value of 32,866 Common Shares distributed in 2021 through a management incentive plan in connection with the acquisition of Carta Worldwide by Mogo. The value of the Mogo Common Shares is based on the share price of $7.4641, being the price used to determine the number of Common Shares received in the distribution.

Outstanding Share-based Awards and Option-based Awards

The following table set out, for each of the non-executive directors, information concerning all option-based awards and all of the share-based awards for Mogo outstanding as of December 31, 2021.

	Option‑Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised In‑ the‑Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share -based awards not paid out or distributed ($)
Wendy Rudd	25,000	$6.83	Aug 24, 2029	-	Nil	Nil	Nil
	50,000	$5.56	Sept 30, 2029	-	Nil	Nil	Nil
Liam Cheung	25,000	$6.83	Aug 24, 2029	-	Nil	Nil	Nil
	100,000	$5.56	Sept 30, 2029	-	Nil	Nil	Nil
Michael Wekerle	20,000	$6.70	Mar 14, 2026	-	Nil	Nil	Nil
	45,000	$2.50	Nov 28, 2028	$81,450	Nil	Nil	Nil
	137,500	$1.56	Jun 9, 2028	$378,125	Nil	Nil	Nil
	100,000	$10.72	Mar 31, 2029	-	Nil	Nil	Nil
	50,000	$5.56	Sept 30, 2029	-	Nil	Nil	Nil
Christopher Payne	50,000	$10.72	Mar 31, 2029	-	Nil	Nil	Nil
	50,000	$5.56	Sept 30, 2029	-	Nil	Nil	Nil

Notes:

(1)

The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price of the Common Shares on December 31, 2021, being $4.31 per share.

20

Value Vested or Earned During the Year

The following table sets out, for each of the non-executive directors of Mogo, a summary of the value of option-based awards vested during the fiscal year ended December 31, 2021.

Name	Option based awards–Value vested during the year ended December 31, 2021 ($)(1)	Share-based awards – Value vested during the year ended December 31, 2021 ($) (2)
Wendy Rudd	$9,291.67	Nil
Liam Cheung	$9,291.67	Nil
Michael Wekerle	$216,667.08	Nil
Christopher Payne	$687.50	Nil

Notes:

(1)	The value of the vested option-based awards is calculated based on the difference between the closing market price of the Common Shares on the vesting date and the exercise price of the vested option.
(2)

The value of the vested share-based awards is calculated based on the closing market price of the Common Shares on the date the Common Shares vested. The amounts represent the number of vested share-based awards multiplied by the market price of the Common Shares on the vesting date.

Indemnification and Insurance

The Company maintains director and officer liability insurance and errors and omissions insurance. In addition, the Company has entered into indemnification agreements with each of its directors. The indemnification agreements require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness owed to the Company during the fiscal year ended December 31, 2021 by any individual who was a director, executive officer and senior officer of the Company (and any associate of the foregoing), except that Mr. David Feller borrowed $35,000 Liquid Money on October 20, 2015 to test the customer experience and as of December 31, 2021, his loan principal outstanding was $5,055.50 and current interest rate is 5.72%. The loan to Mr. David Feller is considered consumer credit that is made in the ordinary course of the Company’s consumer credit business, is of a type that is generally made available by the Company to the public, and was made by the Company on market terms that are no more favorable than those offered by the Company to the general public for such extensions of credit.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares or any affiliates or associates of any of the foregoing, in any transactions of the Company since the commencement of Company’s most recently completed financial year or in any proposed transaction that have materially affected or that would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board of Directors

Overview

Our articles provide that the number of directors is determined by the Board from time to time, subject to a minimum of three (3) directors. The number of directors is currently set at six (6). If the number of directors has not been determined by the Board, it will be equal to the number of directors holding office immediately following the most recent election or appointment of directors. The articles also provide the Board with the power to appoint one or more additional directors, provided that the total number of directors so appointed may not exceed one-third of the then-current number of directors.

21

Our Board is responsible for supervising the management of our business and affairs. Our Board has adopted a formal mandate setting out its stewardship responsibilities, including its responsibilities for the appointment of management, management of our Board, strategic and business planning, monitoring of financial performance, financial reporting, risk management, and oversight of our policies and procedures, communications and reporting and compliance. A copy of the mandate of our Board is attached as Appendix A to this Circular.

Our Board is currently composed of six directors: David Feller, Gregory Feller, Wendy Rudd, Liam Cheung, Christopher Payne, and Michael Wekerle.

Our Board has established an Audit Committee, the CGCNC, and an Investment Committee, and has approved charters for each of these committees, which are described below. Our Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter. The mandate of our Board, as well as the charters of the various Board committees, set out in writing the responsibilities of our Board and the Committees for supervising the CEO.

Independence

The Board is currently composed of six directors, three of whom are independent under applicable Canadian and U.S. standards. Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s exercise of independent judgment. Under the rules of the Nasdaq, an independent director is someone other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that David Feller and Gregory Feller, executive officers of Mogo, are not considered independent under the foregoing standards. In addition, Liam Cheung is deemed to be not independent under NI 52-110 due to his prior involvement in Moka Finance Technologies Inc. prior to its acquisition by Mogo. Each of Wendy Rudd, Michael Wekerle and Christopher Payne is considered independent under the foregoing standards. David Feller serves as the Board Chair and chairs all Board meetings and, if and when necessary, acts as a spokesperson on behalf of the Board in dealing with the press and members of the public. The responsibilities and duties of the Board Chair are described in detail in the position description developed by the Board.

Our Board delegates a number of responsibilities to the Audit Committee and the CGCNC. Both Committees are comprised solely of independent directors under applicable Canadian and U.S. standards. In addition, where potential conflicts arise during a director’s tenure on the Board, such conflicts are expected to be immediately disclosed to the Board.

We have taken steps to ensure that adequate structures and processes are in place to permit our Board to function independently of our management. Our Board holds regularly scheduled meetings as well as ad hoc meetings from time to time. In the course of meetings of the Board or committees of the Board, the independent directors hold in camera sessions at which neither non-independent directors nor officers of the Company are in attendance.

Our Board has also approved written position descriptions for the chair of each of our Board’s committees and our CEO.

Other Directorships

Currently, none of Mogo’s directors are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction.

Meeting Attendance

In 2021, the Board held 11 meetings. There was 100% attendance by all current directors with the exception of David Feller, who missed one meeting. The Audit Committee held 4 meetings with 100% attendance by all committee members. The CGCNC held 2 meetings, with 100% attendance by all committee members. The Investment Committee did not meet in 2021 as it was formed effective April 1, 2022.

22

Orientation and Continuing Education

Our CEO and CGCNC are responsible for providing new directors with an orientation program to explain, among other things, our business, our financial situation, our strategic planning, and our approach to corporate governance. New directors are given the opportunity to become familiar with the Company by meeting with other directors as well as officers and employees of the Company and all directors are allowed access to management personnel to discuss matters of interest. All new directors are provided with copies of our written charters and corporate policies. Our CEO is responsible for generating continuing education opportunities that are relevant to their role as directors. Management periodically makes presentations to the directors on various topics, trends and issues related to our activities during meetings of our Board or its committees, which are intended to help the directors constantly improve their knowledge about the Company and our business. In addition, our directors maintain the skill and knowledge necessary to fulfill their obligations from a variety of outside advisors as new issues or opportunities arise, including with respect to corporate governance matters.

Code of Conduct

Our Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to directors, officers, advisors, and employees. The objective of the Code is to provide guidelines for enhancing our reputation for honesty, integrity, loyalty, and the faithful performance of undertakings and obligations. The Code addresses conflicts of interest, respectful workplace expectations (including the topics of harassment, bullying and discrimination), use of company assets, inventions, use of Company email and internet services, disclosure, corporate opportunities, confidentiality, fair dealing, and compliance with laws. As part of our Code, any person subject to the Code is required to avoid any activity, interest (financial or otherwise) or relationship that would create or appear to create a conflict of interest.

Our directors are responsible for monitoring compliance with the Code, for regularly assessing its adequacy, for interpreting the Code in any particular situation, and for approving changes to the Code from time to time.

Directors, executive officers and employees are required by applicable law and our corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and where required by applicable law, to abstain from voting with respect to such agreement or transaction.

A copy of the Code may be obtained by contacting us and is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

We have also adopted an Insider Trading Policy, a Confidentiality and Disclosure Policy, and a Whistleblower Policy, which complement the obligations of our directors, officers and employees under the Code.

Under our Insider Trading Policy, our directors, officers and employees are prohibited from engaging in the following transactions with respect to our securities of the Company: (a) selling short; or (b) trading in call or put options.

Board Committees

Audit Committee

The Company’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with NI 52‑ 110 and with the rules of the Nasdaq. The members of the Audit Committee are Christopher Payne (Chair), Wendy Rudd, and Michael Wekerle.

For the purposes of NI 52‑110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. For the purposes of the rules of the Nasdaq, a member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. The education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee can be found under the heading “Business of the Meeting – Election of Directors”.

23

Our Board has adopted a written charter for the Audit Committee. The mandate of the Audit Committee is to assist our Board in fulfilling its financial oversight obligations, including the responsibility: (1) to identify and monitor the management of the principal risks that could impact the financial reporting of the Company, (2) to monitor the integrity of our financial reporting process and our internal accounting controls regarding financial reporting and accounting compliance; (3) to oversee the work, independence, objectivity, and performance of our external auditor; (4) to review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public; and (5) to provide an open avenue of communication between the external auditors, our Board and our management.

A copy of the charter of the Audit Committee is attached as Appendix A to the AIF.

Investment Committee

Effective April 1, 2022, the Board has created and appointed the Investment Committee, at least three of whom must be directors. The director members of the Investment Committee are Michael Wekerle (Chair), Gregory Feller, and Liam Cheung. Our Board has determined that the composition of the Investment Committee is appropriate.

Pursuant to the charter of the Investment Committee, its mandate is to assist our directors in reviewing and evaluating potential acquisitions, strategic investments, and divestitures.

The primary responsibilities of the Investment Committee are to: (1) assist management and the Board with the identification of acquisition, investment, and divestiture opportunities; (2) review the proposed investment, acquisition, or divestiture opportunities identified by or submitted to the Investment Committee for consideration; (3) ensure the proposed opportunities meet the Company’s investment objectives and strategy; (4) ensure that environmental, social, and governance factors are considered; (5) consider the accounting treatment of each transaction; (6) assist and advise on the terms of any transaction; (7) review and recommend funding for proposed opportunities; (8) oversee legal, technical, and KYC due diligence of proposed opportunities; (9) identify and manage potential conflicts of interest; and (10) review the performance and outlook of the Mogo Ventures portfolio.

Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Michael Wekerle (Chair), Christopher Payne, and Wendy Rudd. Our Board has determined that the composition of the CGCNC is appropriate, given that all of the members are independent.

Pursuant to the charter of the CGCNC, its mandate is to assist our directors in carrying out the Board’s oversight responsibility for (i) overseeing our human resources and compensation policies and processes, (ii) demonstrating to our shareholders that the compensation of the directors who are also our employees is recommended by directors who have no personal interest in the outcome of decisions of the CGCNC and who will have due regard to the interests of all of our shareholders, (iii) ensuring that our strategic direction is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process.

The primary responsibilities of the CGCNC with respect to compensation are to make recommendations to our Board in respect of: (1) compensation policies and guidelines; (2) management incentive and perquisite plans and any non‑standard remuneration plans; (3) senior management, executive and officer compensation; and (4) Board compensation matters. In carrying out these responsibilities, the CGCNC (1) annually reviews and approves the corporate goals and objectives for the CEO and evaluates the CEO’s performance in light of those corporate goals and objectives with respect to the CEO’s compensation level; (2) annually assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation, of the CEO, all other officers of Mogo and such other key employees of Mogo as may be identified by the CEO and approved by the Committee (the “Designated Employees”); (3) annually prepares or reviews the report on executive compensation and compensation discussion and analysis required to be disclosed in Mogo’s information circular or any other compensation matter required to be publicly disclosed by Mogo; (4) periodically reviews the compensation philosophy statement of Mogo and makes recommendations for changes to the Board as considered appropriate; (5) annually reviews and recommends the aggregate bonus pools to be made available under Mogo’s incentive compensation plans for employees and officers; (6) when requested by the CEO, reviews and makes recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approves awards to eligible participants; and (7) reviews and makes recommendations to the Board regarding the structure and implementation of incentive stock option plans including the grant ranges by position level, restricted share unit plans, performance share unit plans, or any other long term incentive plans. More information on the process by which compensation for our directors and officers is determined as set forth under the headings “Compensation of Named Executive Officers” and “Director Compensation”.

24

In addition, the CGCNC is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles.

Identifying New Candidates for our Board

The Board has delegated to the CGCNC the responsibility for developing and recommending to the Board criteria that are deemed necessary for prospective director candidates. The CGCNC is responsible for identifying candidates for directorship and recommending that the Board select qualified director candidates for election to the Board. To determine the criteria for director selection, the CGCNC maintains a “Competency Matrix” which is reviewed and updated annually. The Competency Matrix along with annual director evaluations allow the CGCNC to consider what competencies and skills our Board should possess and potential candidates are assessed against these criteria with attention to characteristics that would complement the existing Board. Further details about the process by which the Board identifies new candidates for board nomination are set out in the CGCNC Charter and the Company’s Diversity Policy.

Majority Voting Policy

The Company has adopted a majority voting policy in director elections that will apply at any meeting of our shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation as a director to the Chair of the Board immediately following the applicable shareholders’ meeting. Following receipt of the resignation, the CGCNC will consider whether or not to accept the offer of resignation and make a recommendation to the Board. The CGCNC is required to recommend that the Board accept the resignation absent exceptional circumstances. Within 90 days following the applicable shareholders’ meeting, the Board will publicly disclose in a news release their decision to accept or reject the applicable director’s resignation, including the reasons for rejecting the resignation, if applicable. The Board is required to accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the CGCNC at which the resignation is considered. A copy of the majority voting policy is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

Assessments

As described above, the CGCNC is responsible for overseeing and assessing the functioning of the Board and the committees of the Board. The CGCNC must annually review, evaluate and make recommendations to the Board with regard to the size, composition and role of the Board and its committees (including the type of committees to be established) and the methods and processes by which the Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating Board, committee and individual director effectiveness.

25

Term Limits

The Company has not adopted term limits for directors of the Company. The Board believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. In addition, as mentioned above, the Board undertakes an assessment process that evaluates its effectiveness.

While term limits can help ensure the Board gains fresh perspective, imposing this restriction means the Board would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of the Company over time. The Board believes that term limits have the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby provide an increasing contribution to the Board as a whole. There is also little empirical evidence that a director’s ability to act independently of management declines after any specific period of service.

Diversity

The Company recognizes and embraces the benefits of having diversity on the Board and in our senior management. Women currently represent 25% of senior management roles based on Executive and Vice President positions, and 17% of the Board.

The Company has adopted a Diversity Policy, which recognizes that it is important to ensure that members of the Board and our senior management provide the necessary range of perspectives, experience and expertise required to achieve our objectives and deliver value for our stakeholders. The Diversity Policy is not limited to the identification and nomination of women directors to the Board but requires that the Board generally considers diversity of race, ethnicity, gender, age, and cultural background in evaluating candidates for Board membership. The Company also recognizes that the Board and its senior management appointments must be based on performance, ability, merit, and potential. Therefore, the Company ensures a merit based competitive process for appointments. The Company’s commitment to diversity includes ensuring that diversity is fully considered by the CGCNC in identifying, evaluating and recommending appointees/nominees to the Board.

With respect to Board composition and executive officer appointments, on an annual basis, the CGCNC (i) assesses the effectiveness of the Board and executive officer appointment/nomination processes at achieving the Company’s diversity objectives; and (ii) considers and, if determined advisable, recommends to the Board for adoption, measurable objectives for achieving diversity on the Board and the executive management team.

The Company has not adopted targets regarding the representation of women on the Board or in executive officer positions. The Company does not believe that any director nominee or candidate for an executive officer position should be chosen nor excluded solely or largely because of gender. Rather, directors and executive officers are recruited based on their ability and contributions. Moreover, in selecting a director nominee or a candidate for an executive officer position, the Company considers the skills, expertise and background that would complement the existing board or management team, as applicable.

BUSINESS OF THE MEETING

Election of Directors

Six directors will stand for election at the Meeting, each of which is proposed as nominee for election as director of the Company to hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE ELECTION OF THE PROPOSED NOMINEES. IF FOR ANY REASON, ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE AT THEIR DISCRETION UNLESS AUTHORITY HAS BEEN WITHHELD IN THE PROXY.

26

The director nominees follow:

Name and Province or State and Country or Residence	Position with the Company	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned, Controlled or Directed
David Feller British Columbia, Canada	Chair, Director, CEO	August 26, 2003 — March 20, 2006 April 12, 2013	CEO of Mogo	2,059,320(7)
Gregory Feller(3) New York, United States	Director, President & CFO	April 10, 2015	President & CFO of Mogo	1,466,861(8)
Michael Wekerle(1)(2)(3)(4)(6) Ontario, Canada	Director	June 21, 2019	Chairman of Waterloo Innovation Network	4,982,652(9)
Christopher Payne(1)(2)(5) Ontario, Canada	Director	January 25, 2021	Managing Partner and Founder of Hawthorn Equity Partners	340,755
Liam Cheung(3) Quebec, Canada	Director	June 29, 2021	Managing Director, Tactico Inc.	35,894
Wendy Rudd(1)(2) Ontario, Canada	Director	June 29, 2021	Consultant	Nil

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the CGCNC.
(3)	Member of the Investment Committee.
(4)	Chair of the CGCNC.
(5)	Chair of the Audit Committee.
(6)	Chair of the Investment Committee.
(7)	Includes 257,756 Common Shares owned directly or indirectly by David Feller’s spouse (including her holdings in Bluestone Partners Inc.).
(8)

Includes 356,674 Common Shares owned directly or indirectly by Gregory Feller’s spouse and 174,937 Common Shares owned directly or indirectly by a grantor retained annuity trust of which Mr. Feller is trustee.

(9)	Includes 82,001 Common Shares owned by Wek Corp.

Biographies

David Feller, CEO, Board Chair and Director

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board. Over the past 19 years, Mr. Feller has grown Mogo into Canada’s leading digital wallet and payments company with over 1.8 million members, annual revenues exceeding $57 million and more than 300 team members including Carta. During that time, he led the Company through equity and debt financings totaling more than $500 million, securing two credit facilities with a leading global investment firm, the Company’s IPO on the TSX and subsequent public offerings. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board.

Gregory Feller, President, CFO and Director

Gregory Feller is a co-founder of Mogo, has served as the Company’s Chief Financial Officer since August 2011, and has served as a member of our Board and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers where he worked from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

27

Michael Wekerle, Director

Michael Wekerle was a co-founder and partner of Griffiths McBurney & Partners’ sales and trading operations in 1995. He served as Vice Chairman of Institutional Trading at GMP Securities L.P. until August 2011 where he was widely considered a leading investment advisor in Canada. During his time, he helped establish the firm’s hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions. Prior to his tenure at GMP, Mr. Wekerle was head of institutional trading at First Marathon Securities Ltd.

Christopher Payne, Director

Christopher Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur working with a group of investors and executives in Silicon Valley on the formation of a business that ultimately became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School.

Liam Cheung, Director

Liam Cheung has over 30 years of hands-on expertise in the financial services and technology sectors. He has held senior and executive positions relating to corporate strategy, technology and operations for brokerage and trading businesses throughout North America, Asia and Europe. Most recently, Dr. Cheung served as Executive Chairman of Moka Financial Technologies Inc. and CEO of Tactex Asset Management Inc. and continues to be a director of both companies. He was the founder of Tactico Inc., where he successfully managed a portfolio of investments including Fidelity Clearing Canada, Omega ATS, Pointus Trading, Verticlear and JitneyTrade. Prior to founding Tactico, Dr. Cheung was instrumental in successfully establishing new businesses, divisions or other strategic initiatives for several brokerage and trading technology companies, including an execution routing technology firm, a direct market access division for global equity, options, foreign exchange and fixed income trading, an automated algorithmic trading technologies division, a hedge fund infrastructure firm, and the implementation of a representative office in Asia. Dr. Cheung is an associate of the Society of Actuaries and holds the chartered financial analyst designation. He additionally holds a Ph.D. in Economics from McGill University, as well as a M.Sc. in Management from Boston University and a BMath from University of Waterloo.

Wendy Rudd, Director

Wendy Rudd is an innovative securities industry leader, with demonstrated accomplishment in the introduction of leading-edge electronic trading products and services to the Canadian market. Most recently, as a senior executive at the Investment Industry Regulatory Organization of Canada (IIROC), she was instrumental in modernizing the regulation of Canadian equity and debt markets, as well as the conduct and prudential regulation of investment dealers. Ms. Rudd’s past positions include Partner - Capital Markets for Capco, Chief Executive Officer at TriAct Canada Marketplace, and senior management roles in business development at ITG Canada, CIBC World Markets and the Toronto Stock Exchange. She has also served as President of the Canadian Capital Markets Association, and as a member of the IIROC Board of Directors. Ms. Rudd holds a Bachelor of Mathematics degree in Computer Science from the University of Waterloo, and a Masters of Business Administration from Wilfrid Laurier University.

28

Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed director is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

It is proposed that KPMG LLP, Chartered Accountants, which firm has been auditor of the Company since September 2019, be nominated as auditor of the Company to hold office until the next annual meeting of shareholders. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of the auditor.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE COMPANY, AND TO AUTHORIZE THE DIRECTORS TO FIX ITS REMUNERATION.

Approval of Unallocated Options

At the Meeting, Shareholders will be asked to pass an ordinary resolution to approve the renewal of the Stock Option Plan and all unallocated options under the Stock Option Plan.

Subject to adjustment in certain circumstances, the aggregate number of Common Shares reserved for issuance under the Stock Option Plan cannot exceed the greater of (i) 15% of the total number of all issued and outstanding Common Shares at the time of grant, and (ii) 3,800,000. Any issuance of Common Shares from treasury pursuant to the exercise of options will automatically replenish the number of Common Shares available for grants under the Stock Option Plan.

29

A copy of the Stock Option Plan is attached as Appendix B to this Circular and a summary of the Stock Option Plan is set out under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Stock Option Plan”.

Pursuant to certain rules of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable (such as the Stock Option Plan) must be specifically approved by a majority of a listed issuer’s directors and its shareholders every three years after institution.

The Stock Option Plan was instituted by Mogo shareholders on June 8, 2016. The Mogo shareholders last approved unallocated options under the Stock Option Plan on June 18, 2019.

The Board approved the renewal of the Stock Option Plan and all unallocated options under the Stock Option Plan on May 25, 2022, and all unallocated options under the Stock Option Plan must also be approved by a majority of votes cast by the shareholders present in person or by proxy at the Meeting.

If shareholder approval is obtained at the Meeting, Mogo will not be required to seek further approval of the grant of unallocated options under the Stock Option Plan until June 28, 2025. In the event that the resolution approving the unallocated options under the Stock Option Plan is not passed by the requisite number of votes cast by shareholders at the Meeting, all unallocated options will be cancelled, and Mogo will not be permitted to award further options under the Stock Option Plan. All previously granted options under the Stock Option Plan will continue unaffected.

At the Meeting, shareholders will be asked to consider, and if deemed appropriate, pass the following ordinary resolution to approve all unallocated options under the Stock Option Plan (the “Stock Option Resolution”):

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

the continued use of the Stock Option Plan until June 28, 2025, being the date that is three years from the date of the meeting of shareholders of the Company at which shareholder approval is being sought, is hereby authorized and approved;

2.	all unallocated options permitted under the Stock Option Plan are hereby approved and authorized until June 28, 2025;

2.

the Company is hereby authorized to continue granting options under the Stock Option Plan until June 28, 2025, being the date that is three years from the date of the meeting of shareholders of the Company at which shareholder approval is being sought; and

3.

any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, including all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

The Board recommends that shareholders vote FOR the Stock Option Resolution.

UNLESS AUTHORITY HAS BEEN WITHHELD, THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR THE STOCK OPTION RESOLUTION.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

30

DEADLINE FOR SHAREHOLDER PROPOSALS

If any person entitled to vote at an annual meeting of the Company’s shareholders wishes to propose any matter for consideration at the next annual meeting, in order for such proposal to be considered for inclusion in the materials made available to shareholders in respect of such meeting, such proposal must be received by the Company at least 3 months before the anniversary date of the current year’s annual meeting. In addition, such person must meet the definition of a “qualified shareholder” and otherwise comply with the requirements for shareholder proposals set out in sections 187 to 191 of the Business Corporations Act (British Columbia).

In addition, our Articles contain an advance notice requirement for director nominations (the “Advance Notice Provisions”). Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Company’s Secretary at its principal executive offices.

The notice must be given not less than 30 days and no more than 65 days prior to the date of the annual Meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting) called for the purpose of electing directors, notice must be given not later than the close of business on the 15th day following the day on which the announcement in respect of such meeting was made. The Advance Notice Provisions also prescribe the proper written form for the notice. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

The foregoing description of the Advance Notice Provisions is intended as a summary only and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Articles, which contain the full text of the Advance Notice Provisions, and which are available SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Financial Information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of such documents can be requested from the Chief Legal Officer of Mogo at 2100 – 401 West Georgia Street, Vancouver, British Columbia, telephone: (604) 659-4380.

Additional information relating to the Company can also be found on SEDAR at www.sedar.com and in the Company’s filings with the SEC at www.sec.gov.

31

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Company have approved the contents and the sending of this Circular.

DATED: May 24, 2022

(“David Feller”)

David Feller

Chief Executive Officer and Board Chair

Mogo Inc.

Vancouver, British Columbia

32

APPENDIX A
MANDATE OF THE DIRECTORS

Key Messages

•	The primary function of the Directors of Mogo is to supervise the management of the business and affairs of Mogo.

•	The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that Mogo conducts business in an ethical and safe manner.

•

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for Mogo and to participate with management directly or through committees in developing and approving the strategy by which Mogo proposes to achieve these goals.

•	The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board.

1. Purpose

Purpose

The primary function of the Directors of Mogo Inc., including its subsidiaries and affiliates (collectively, “Mogo”), is to supervise the management of the business and affairs of Mogo.

Management is responsible for the day-to-day conduct of the business of Mogo. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that Mogo conducts business in an ethical and safe manner. In performing its functions, the Board considers the legitimate interests that stakeholders, such as employees, customers and communities, may have in Mogo. In carrying out its stewardship responsibility, the Board, through Mogo’s Chief Executive Officer (the “CEO”), sets the standards of conduct for Mogo.

2. Procedure and Organization

Board and management delegation of duties

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board.

The Board retains the responsibility for managing its affairs, including selecting its chair (the “Chair of the Board”) and constituting committees of the Board.

Independence

A majority of the members of the Board must be independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and the rules of any stock exchange or market on which Mogo’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”). In the event the Board selects a non-independent Director to serve as the Chair of the Board, it will also consider selecting an independent Director to serve as the independent lead Director (the “Lead Director”). For more information, see the Lead Director Position Description.

33

In this Mandate, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. The Board assesses, on an annual basis, the adequacy of this Mandate.

3. Principal Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a) Legal Requirements

Overall responsibility	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

Statutory responsibility	The Board has the statutory responsibility to, among other things:

•	supervise the management of, the business and affairs of Mogo;
•	act honestly and in good faith with a view to the best interests of Mogo;
•	declare conflicts of interest, whether real or perceived[1];
•	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and
•

act in accordance with the obligations contained in the Business Corporations Act (British Columbia), the regulations thereunder, the memorandum and articles of Mogo, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

Matters which may not be delegated	The Board has the responsibility for considering the following matters as a Board which may not be delegated to management or to a committee of the Board:

•	any submission to the shareholders of any question or matter requiring the approval of the shareholders;
•	the filling of a vacancy among the Directors or in the office of auditor, the appointment of any additional Directors and the appointment or removal of any of the CEO, the Chair of the Board or the President of Mogo;
•	the issue of securities except as authorized by the Board;
•	the declaration of dividends;

______________________________

1 The Chair of the Corporate Governance, Compensation and Nominating Committee is responsible for receiving and reviewing any matters that may pose a potential or actual conflict of interest. Directors will declare actual or potential conflicts to the Chair of this Committee. If the conflict involves the Chair of this Committee, the matter can be disclosed to the Chair of the Board.

34

•	the purchase, redemption or any other form of acquisition of shares issued by Mogo;
•

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of Mogo from Mogo or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

•	the approval of a management information circular;
•	the approval of a take-over bid circular, Directors’ circular or issuer bid circular
•	the approval of an amalgamation of Mogo;
•	the approval of an amendment to the memorandum or articles of Mogo;
•	the approval of annual financial statements of Mogo; and
•	any other matter which is required under the Applicable Governance Rules or applicable corporate laws to be decided by the Board as a whole.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting Mogo, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b) Strategy Development

Long-term goals and strategic planning

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for Mogo and to participate with management directly or through committees in developing and approving the strategy by which Mogo proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business).

(c) Risk Management

Principal risks

The Board has the responsibility to safeguard the assets and business of Mogo, identify and understand the principal risks of the business, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of Mogo.

(d) Appointment, Training and Monitoring Senior Management

Senior Management oversight	The Board has the responsibility to:

•	appoint the CEO, and together with the CEO, to develop a position description for the CEO;
•

with the advice of the Corporate Governance, Compensation and Nominating Committee, develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

35

•	provide advice and counsel to the CEO in the execution of the duties of the CEO;
•	develop, to the extent considered appropriate, position descriptions for the Chair of the Board and the chair of each committee of the Board;
•	approve the appointment of all corporate officers;
•	in consultation with the CEO or CFO, approve the termination of officers and/or any other positions where employees have board reporting responsibilities;
•	consider, and if deemed appropriate, approve, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee and the CEO, the remuneration of all corporate officers;
•	consider, and if deemed appropriate, approve, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee, incentive-compensation plans and equity-based plans;
•	subject to any necessary input from the Corporate Governance, Compensation and Nominating Committee, approve grants to participants and the magnitude and terms of their participation; and
•	ensure that adequate provision has been made to train and develop management and for the orderly succession of management, including the CEO.

(e) Ensuring Integrity of Management

Integrity of management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of Mogo and to ensure that the CEO and such other officers are creating a culture of integrity throughout Mogo.

(f) Policies, Procedures and Compliance

Policies, procedures and compliance	The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•	ensuring that Mogo operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;
•	approving and monitoring compliance with significant policies by which the business of Mogo is conducted;
•	ensuring that Mogo sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;
•	ensuring that Mogo has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

36

•	developing the approach of Mogo to corporate governance, including to the extent appropriate, developing a set of governance principles and guidelines that are specifically applicable to Mogo; and
•	examining the corporate governance practices within Mogo and altering such practices when circumstances warrant.

(g) Reporting and Communication

Reporting and communication	The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•	ensuring that Mogo has in place policies and programs to enable Mogo to communicate effectively with management, shareholders, other stakeholders and the public generally;
•	ensuring that the financial results of Mogo are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
•	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;
•	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of Mogo; and
•	reporting annually to the shareholders of Mogo on the affairs of Mogo for the preceding year.

(h) Monitoring and Acting

Monitoring and taking action	The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•	monitoring the Mogo’s progress in achieving its goals and objectives and, if necessary, revising and altering, through management, the direction of Mogo in response to changing circumstances;
•	considering taking action when performance falls short of the goals and objectives of Mogo or when other special circumstances warrant;
•	reviewing and approving material transactions involving Mogo;
•	ensuring that Mogo has implemented adequate internal control and management information systems;
•	assessing the individual performance of each Director and the collective performance of the Board; and
•	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making.

37

(i) Voting on Board Matters

Voting	As it relates to voting on matters of the Board, Mogo’s Articles state:

•	“Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.”
•

 “A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.”

4. Board’s Expectations of Management

What the Board expects of management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of their ability, and in the best interests of Mogo. Each member of management is expected to devote substantially all of their business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that Mogo is in compliance with all laws, rules and regulations applicable to Mogo.

5. Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a) Commitment and Attendance

Attend meetings	All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b) Participation in Meetings

Be prepared and participate

Each Director should be sufficiently familiar with the business of Mogo, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member.

Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business. Directors should also review the materials provided by management and Mogo’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

38

(c) Code of Business Conduct and Ethics

Code of Business Conduct and Ethics

Mogo has adopted a Code of Business Conduct and Ethics (the “Code”) to outline business conduct expectations of Directors, officers, employees, contractors and consultants of Mogo. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics. The Board periodically reviews the Code and approves all material amendments. Through reporting from management, the Board monitors compliance with the Code. Each Director should also strive to perform their duties in keeping with current and emerging corporate governance best practices for directors of publicly-traded corporations.

The Board periodically reviews Mogo’s compliance and ethics programs, including consideration of legal and regulatory requirements, and reviews with management its periodic evaluation of the effectiveness of such programs.

(d) Other Directorships

Participation on other boards

Mogo values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflict of interest issues.

Directors should advise the chair of the Corporate Governance, Compensation and Nominating Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e) Contact with Management

Access to management

All Directors may contact the CEO at any time to discuss any aspect of the business of Mogo. Directors also have complete access to other members of management.

The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f) Confidentiality

Maintain confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director must maintain the confidentiality of information received in connection with their services as a Director of Mogo.

39

(g) Evaluating Board Performance

Board performance self-evaluation

The Board, in conjunction with the Corporate Governance, Compensation and Nominating Committee, and each of the committees of the Board should conduct a self-evaluation periodically to assess their effectiveness.

In addition, the Corporate Governance, Compensation and Nominating Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

The Board may, as appropriate, consult with an external firm to evaluate the necessary composition and competencies of the collective Board.

(h) Individual Evaluation

Individual evaluation

Each Director will be subject to a periodic evaluation of their individual performance. The collective performance of the Board and of each committee of the Board will also be subject to review from time to time. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this Mandate and with the best interests of Mogo and its shareholders generally.

6. Qualifications and Directors’ Orientation

Qualifications and orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of Mogo. They should possess skills and competencies in areas that are relevant to the business of Mogo.

The CEO, the Chair of the Board and the Corporate Governance, Compensation and Nominating Committee are jointly responsible for the provision of an orientation program for new Directors to explain Mogo’s approach to corporate governance and the nature and operation of its business. The CEO is also responsible for generating continuing education opportunities for all Directors so that members of the Board may maintain and enhance their skills as Directors.

7. Meetings

Meeting frequency

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for Mogo. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding the CEO’s compensation.

Independent Directors should meet separately from non-independent Directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent Directors consider appropriate to ensure that the Board functions in an independent manner.

40

8. Committees

Board committees

The Board has established an Audit Committee and a Corporate Governance, Compensation and Nominating Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9. Resources

Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of Mogo or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of Mogo where for example he or she is placed in a conflict position through activities of Mogo, but any such engagement shall be subject to the prior approval of the Corporate Governance, Compensation and Nominating Committee.

Related documentation	• Code of Business Conduct and Ethics

Issue Date:	May 14, 2015	Authorized By:
Revised Date:	September 2020	Board of Directors

41

APPENDIX B
STOCK OPTION PLAN

STOCK OPTION PLAN

MOGO INC.

1.	Purpose

The purpose of the stock option plan (the “Plan”) is to advance the interests of Mogo Inc. (the “Corporation”) and its shareholders by providing to the directors, officers, employees and consultants of the Corporation and its affiliates a performance incentive for continued and improved services with the Corporation and its affiliates. The terms of the Plan shall govern each option issued hereunder.

2.	Term of Plan

The Plan is effective on June 21, 2019. Options may be granted under the Plan until the earlier of (i) the 10th anniversary of the effective date of the Plan, or (ii) the date on which the Board terminates the Plan.

3.	Shares

(a) The shares (“Shares”) that may be issued pursuant to the exercise of options (“Options”) granted under the Plan are common shares (the “Common Shares”) of the Corporation.

(b)

The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis), and (ii) 3,800,000. Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan. No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options.

(c)

Subject to the rules of the Toronto Stock Exchange (the “TSX”), if Options granted under this Plan expire, terminate or cease to be exercisable without having been exercised in full, the Shares which were reserved for issue pursuant to such Options but which were not issued become available for issue pursuant to the exercise of other Options under the Plan.

4.	Administration

(a)

The Plan shall be administered by the board of directors of the Corporation (the “Board”) or any committee of directors of the Corporation designated by the Board (such designated directors being the “Administrators”). The Board or the Administrators, as the case may be, shall have full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it or they deem necessary or desirable for the administration of the Plan, including without limitation the full power and authority to:

(i)	adopt rules and regulations for implementing the Plan;

(ii)	determine the eligibility of persons to participate in the Plan, the number of Shares subject to Options, the fair market value of such Shares, and the vesting period of the Options;

42

(iii)	determine when Options shall be granted, which eligible persons will be granted Options, the number of Shares subject to each Option granted to a Participant and the vesting for each Option;

(iv)	interpret and construe the provisions of the Plan;

(v)	restrict or limit the Shares and the nature of such restrictions and limitations, if any;

(vi)	accelerate the exercisability or waive the termination of any Options, based on such factors as the Board or the Administrators may determine;

(vii)	make exceptions to the Plan in circumstances which it or they determine to be exceptional; and

(viii)	take such other steps as it or they determine to be necessary or desirable to give effect to the Plan.

(b)	Decisions of the Board or the Administrators shall be recorded in writing and shall be binding on the Corporation and on all persons eligible to participate in the Plan.

(c)

The Board or the Administrators may make changes to the terms of any granted Options or the Plan to the extent necessary or desirable to comply with any rules, regulations or policies of the TSX, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.

(d)

The Board or the Administrators may also require that any participant in the Plan provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including without limitation exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws.

5.	Granting of Options to Participants

The only persons to whom Options may be granted (“Participants”) shall be directors, officers, employees and consultants (as that term is defined in National Instrument 45-106) of the Corporation or its subsidiaries designated from time to time by the Board or the Administrators.

The Board or the Administrators may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board or the Administrators may prescribe, grant Options to any Participant.

Notwithstanding the foregoing, the number of Common Shares:

(a) issued to Insiders of the Corporation within any one year period, and

(b) issuable to Insiders of the Corporation, at any time,

under the Plan, when combined with all of the Corporation’s other security-based compensation arrangements, must not exceed 10% of the Corporation’s total issued and outstanding Common Shares as at the applicable date of grant. For the purposes of this Plan the term “Insider” shall have the meaning given to such term in the TSX Company Manual.

43

6.	Exercise Price

Subject to the rules of the TSX, the Board or the Administrators shall determine the exercise price (the “Exercise Price”) for an Option but in any event the Exercise Price will be no less than the last closing price of the Shares on the TSX prior to the date of grant of such Option.

7.	Term and Vesting

(a)

Subject to any accelerated termination under this Plan, unless otherwise determined by the Board or Administrators at the time of grant, each Option shall be exercisable until the eighth anniversary of the date on which it is granted. Each Option that has not been exercised pursuant thereto on or before the close of business on its date of expiry shall forthwith expire and terminate and be of no further force or effect whatsoever.

(b) Unless otherwise specified by the Board at the time of granting Options or subsequent to such grant, and except as otherwise provided in this Plan, each Option will vest and be exercisable as follows:

Fraction of Total Number of Shares that may be Purchased	Exercise Period

1/4	Shall vest on the first anniversary of the date of grant; and

1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant. Notwithstanding the foregoing, the Board may at the time of granting Options or subsequent to such grant specify a different time-based vesting schedule and/or performance-based vesting.

(c)

Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to Section 16. Each Option or portion of an Option that has vested may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. The Board or the Administrators has/have the right to accelerate the date upon which any portion of an Option that has vested becomes exercisable.

(d)

In the event that the expiry date of any Option occurs during, or within ten (10) business days following, a period when the Participant is prohibited by the blackout policies of the Corporation from trading in Common Shares (a “Blackout Period”), the expiry date of the Option shall be automatically extended to the date which is ten (10) business days immediately following the end of the Blackout Period.

8.	Termination of Employment

Unless otherwise specified by the Board at the time of granting Options:

44

(a)

If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s retirement, either with the concurrence of the Board or the Administrators at any time or after the person reaches the age of 65 years, any Options granted to such Participant and vested as of the Termination Date (as defined below) shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

(b)

If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s death or physical or psychological Incapacity (as defined directly below), any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant (or, in accordance with clause 14(b)(ii), the Participant’s legal representative) until the earlier of: (i) 120 days following the date of death or the date on which the Board or the Administrators determine(s) that the Incapacity will prevent the employee from fulfilling his or her full-time duties with the Corporation, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire. “Incapacity” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board or the Administrators for purposes of this Plan.

(c)

If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s termination for cause, then, as of the Termination Date, the vested and unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(d)

If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s resignation, then any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 30 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall expire and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of Options.

(e)

If, at any time, a Participant ceases to be a full-time employee of the Corporation or a subsidiary as a result of the Participant’s dismissal without cause, any Options granted to such Participant and vested as of the Termination Date shall remain exercisable by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options of such Participant shall expire and such Participant shall no longer be eligible for a grant of Options.

(f)

Where, in the case of a consultant, the Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by the Corporation or an affiliated corporation for any reason whatsoever other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement); or (ii) voluntary termination by the Participant; or (iii) the death or incapacity of the Participant, then any Options held by the Participant that are exercisable at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, continue to be exercisable by the Participant until the earlier of: (A) the date that is 90 days from the Termination Date, or from the date of the death or incapacity of the Participant, as the case may be; and (B) the date on which the particular Options expire in accordance with their terms. Any Options held by the Participant that are not exercisable at the Termination Date, or at the date of the death or incapacity of the Participant, as the case may be, immediately expire and are cancelled on such date.

45

(g)

Where, in the case of a consultant, the Participant’s consulting agreement or arrangement is terminated by the Corporation or an affiliated corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then any Options held by the Participant, whether or not such Options are exercisable at the Termination Date, immediately expire and are cancelled on the Termination Date at a time determined by the Board, in its discretion.

(h)

If, at any time, a Participant ceases to be a director or officer of the Corporation or a subsidiary (and is not or does not continue as a full-time employee of the Corporation or a subsidiary), the Options granted to such Participant and vested as of the Termination Date may be exercised by such Participant until the earlier of: (i) 90 days following the Termination Date, and (ii) the expiration of such vested Options in accordance with their terms. As of the Termination Date, all unvested Options granted to such Participant shall cease and terminate and be of no further force or effect whatsoever.

(i)

Notwithstanding any other provisions of this Section 8 but subject to the rules of the TSX, the Board or the Administrators may extend the expiration date of vested and unvested Options of a Participant who ceases to be a full-time employee, consultant, officer or director of the Corporation or a subsidiary beyond the expiry dates set out above, provided that such extended dates are not later than the assigned expiry date of any such Option.

“Termination Date” means:

(i)

in the case of a Participant whose employment or term of office with the Corporation or a subsidiary terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the last day of the Participant’s active employment or term of office with the Corporation or a subsidiary, as the case may be, provided that in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date on which any period of non-working reasonable notice that the Corporation or a subsidiary, as the case may be, may be required at law to provide to the Participant, would expire; and

(ii)

in the case of a Participant who is a consultant and whose consulting agreement or arrangement with the Corporation or a subsidiary, as the case may be, terminates in the circumstances set out in Section 8, the date that is designated by the Corporation or a subsidiary, as the case may be, as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant, such date shall not be earlier than the date notice of voluntary termination was received by the Corporation, and “Termination Date” specifically does not mean the date on which any non-working period of notice of termination that the Corporation or a subsidiary, as the case may be, may be required to provide to the Participant under the terms of the consulting agreement or arrangement, would expire.

9.	Stock Option Plan Agreement

The Corporation shall enter into an agreement with each Participant on the date of grant of Options substantially in the form of Schedule 1 (or such other form as may be acceptable to the Board or the Administrators) evidencing the Participant’s right to acquire Shares in accordance with the Plan. Each agreement will specify the number of Shares that are subject to the Options and will provide for the adjustment of that number in accordance with Section 15. The Participant acknowledges that such agreement will include a provision that, in certain circumstances as set out in the agreement, will require the Participant to sell its Shares to a party making an offer to purchase all of the Shares of the Corporation.

46

10.	Right to Employment

Nothing contained in this Plan or in any Option granted under this Plan shall confer upon any person any right to continued employment with the Corporation or a subsidiary or interfere in any way with the rights of the Corporation or a subsidiary in connection with the employment or termination of any such person.

11.	Status as Shareholder

The Participant or the Participant’s legal representative shall not, by reason of the grant of any Option, be considered to be a stockholder of the Corporation until an Option has been duly exercised. No person shall enjoy any of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

12.	Exercise of Option

(a)

Subject to Subsection 12(b), the vested portion of an Option may be exercised at any time, or from time to time, during its term. A person electing to exercise an Option shall give written notice of the election to the Secretary of the Corporation substantially in the form of Exhibit A to Schedule 1, or such other form acceptable to the Board or the Administrators. A cash payment equal to the Exercise Price for each Share to be acquired pursuant to the exercise of Options shall accompany the written notice.

(b)

The exercise of any Option shall be subject to the condition that if at any time the Corporation shall determine in its sole discretion that it is necessary or desirable to comply with any legal requirement or the requirements of the TSX or other regulatory authority as a condition of, or in connection with, such exer-cise or the issue of Shares as a result thereof, then in any such event such exercise shall not be effective unless such compliance shall have been effected on condi-tions satisfactory to the Corporation.

(c)

Upon actual receipt by the Corporation of written notice addressed to the Secretary of the Corporation and payment for the Shares to be purchased, the person exercising the Option shall be registered in the books of the Corporation as the holder of the appropriate number of Shares and a share certificate shall be issued to such person.

(d)	The exercise of any Option may be made conditional on the Participant becoming a party to an escrow agreement as required by the rules of the TSX and will otherwise be subject to the rules of the TSX.

(e)

Any exercise of an Option issued pursuant to the Plan must be exempt or not subject to registration under applicable United States federal and state securities laws. Any Options exercised by or on behalf of a person in the United States (as such term is defined in Regulation S promulgated under the U.S. Securities Act) will result in the certificate representing the Common Shares bearing a United States restrictive legend restricting transfer of the Common Shares under United States federal and state securities laws, in substantially the following form:

47

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY (1) RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144a THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C)(1) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

13.	Intentionally Left Blank

14.	Transferability

	(a)	Except as set forth in Subsection 14(b), Options are not transferable.

	(b)	Options may be exercised only by:

		(i)	the Participant to whom the Options were granted; or

		(ii)	(A)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

			(B)	upon the Participant becoming mentally incapable, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Option.

	(c)	A person exercising an Option may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

15.	Adjustment of Options

(a)

The existence of any Options does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on this Plan or any Option granted hereunder.

48

(b)

In the event of any subdivision, redivision or other similar change in the Shares at any time prior to the termination of an Option into a greater number of Shares, the Corporation shall deliver at the time of any exercise thereafter of an Option such additional number of Shares as would have resulted from such subdivision, redivision or change if such exercise of an Option had taken place prior to the date of such subdivision, redivision or change and the Exercise Price for such Shares shall be adjusted accordingly.

(c)

In the event of any merger, consolidation, recapitalization or other similar corpo-rate change affecting the Shares at any time prior to the termination of an Option, the Board shall make such adjustments as each deems equitable to the number and kind of shares or other property to be delivered by the Corporation on any exercise thereafter of an Option, the Exercise Price of an Option and any other term of the Option as it deems necessary to prevent the dilution or enlargement of the rights of Participants thereunder.

(d)

No fractional Shares shall be issued upon the exercise of an Option. If, as a result of any adjustment under this Section 15 a Participant would be entitled to a fractional Share, the Participant shall have the right to acquire only the adjusted number of full Shares and no payment or other adjustment shall be made with respect to the fractional Shares so disregarded.

16.	Change in Control

(a)

Notwithstanding anything else in this Plan or any Stock Option Plan Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change in Control (as defined below).

(b)

Upon the Corporation entering into a binding agreement relating to a transaction which, if completed, would result in a Change in Control, the Corporation shall give written notice of the proposed Change in Control to the Participants, together with a description of the effect of such Change in Control on outstanding Options, not less than 10 days prior to the closing of the transaction resulting in the Change in Control.

(c)

In the event of and in connection with a transaction that would constitute a Change in Control, notwithstanding anything else in this Plan but subject to the specific terms of any Stock Option Plan Agreement to the contrary, the Board shall have the right, in its discretion, to deal with any or all Options (or any portion thereof) issued under this Plan in the manner it deems fair and reasonable in the circumstances of the Change in Control. Without limiting the generality of the foregoing, in connection with a Change in Control, the Board, without any action or consent required on the part of any Participant, shall have the right to:

		(i)	determine that the Options, in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with their terms after the Change in Control;

(ii)

provide for the conversion or exchange of any or all Options (or any portion thereof, whether vested or unvested) into or for options, rights or other securities in any entity participating in or resulting from a Change in Control;

		(iii)	cancel any unvested Options (or any portions thereof) without payment of any kind to any Participant;

		(iv)	accelerate the vesting of outstanding Options;

		(v)	provide for outstanding Options to be purchased;

49

		(vi)	accelerate the date by which any or all Options or any portion thereof, whether vested or unvested, must be exercised either in whole or in part;

(vii)

deem any or all Options or any portion thereof, whether vested or unvested (including those accelerated pursuant to this Plan) to have been exercised in whole or in part, tender, on behalf of the Participant, the underlying Shares that would have been issued pursuant to the exercise of such Options to any third party purchaser in connection with the Change in Control, and pay to the Participant on behalf of such third party purchaser an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price;

(viii)

cancel any or all outstanding Options (including those accelerated under pursuant to this Plan) either in whole or in part and pay to the Participant an amount per underlying Share equal to the positive difference between the Change in Control price of the Shares and the applicable Exercise Price; or

		(ix)	take such other actions, and combinations of the foregoing actions or any other actions permitted under this Section 16(c), as it deems fair and reasonable under the circumstances.

(d)

For purposes of this Agreement, a “Change in Control” means the happening of any of the following events: (i) any transaction pursuant to which (A) the Corporation goes out of existence, or (B) any person, or any associate or affiliated corporation of such person (as those terms are defined in the Business Corporations Act (British Columbia) (the “BCBCA”)), (other than the Corporation, a subsidiary of the Corporation or an employee benefit plan of the Corporation (including any trustee of such plan acting as trustee)) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the BCBCA) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities; (ii) the sale of all or substantially all of the Corporation’s assets to a person other than a person that was an affiliated corporation of the Corporation; (iii) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were affiliated corporations prior to such event; or (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation or otherwise.

17.	Alterations in Plan

(a)

Subject to Section 17(b), the Board or the Administrators may at any time or from time to time without shareholder approval alter, amend, vary, suspend, terminate or cancel the Plan or amend any Options issued pursuant to the Plan. The foregoing ability to alter, amend, vary, suspend, terminate or cancel the Plan or amend ay Options issued pursuant to the Plan shall be subject to the rules of the TSX.

(b)

Subject to any additional requirements of the rules of the TSX, the following amendments to the Plan or to Options issued pursuant to the Plan shall not be made without prior approval of the TSX and approval of the shareholders of the Corporation:

		i)	a reduction in the Exercise Price of an Option held by an Insider of the Corporation;

		ii)	an extension of the term of an Option held by an Insider of the Corporation;

		iii)	any amendment to remove the Insider participation limits set out in Section 5;

		iv)	an increase in the maximum number of Common Shares issuable pursuant to Options granted under this Plan; and

		v)	amendments to this Section 17.

50

18.	Termination of Plan

The Board may terminate the Plan at any time in its discretion. If the Plan is so terminated, no further Options shall be granted but the Options then outstanding shall continue in full force and effect in accordance with the provisions set out above.

19.	Compliance with Statutes and Regulations

The granting of Options and the sale of Shares under the Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities.

20.	Participant’s Entitlement

Except as otherwise provided in this Plan, Options previously granted under this Plan, whether or not then exercisable, are not affected by any change in the relationship between, or ownership of, the Corporation and an affiliated corporation. For greater certainty, all Options remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, an affiliated corporation ceases to be an affiliated corporation.

21.	Withholding Taxes

The exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Participant for tax purposes.

22.	Rights of Participant

No Participant has any claim or right to be granted an Option (including, without limitation, an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan), and the granting of any Option is not to be construed as giving a Participant a right to remain in the employ of the Corporation or an affiliated corporation. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable on the exercise of rights to acquire Shares under any Option until the allotment and issuance to the Participant of certificates representing such Shares.

23.	Indemnification

Every Director will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Director may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Director, otherwise than by the Corporation, for or in respect of any act done or omitted by the Director in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein. This indemnification is in addition to any rights of indemnification a Director may have under the Articles of the Corporation, any agreement, any vote of shareholders or disinterested directors or otherwise.

51

24.	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Corporation to ensure the continued employment of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

25.	Governing Law

The Plan, and determinations made and actions taken in connection with the Plan, shall be governed by the laws of the Province of British Columbia and the federal laws of Canada and construed in accordance therewith.

26.	U.S. Participants

(a)

This section shall only apply to a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), and the rulings and regulations in effect thereunder (a “U.S. Participant”).

(b)

Option awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code and the U.S. Treasury Regulations and other U.S. Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”) and will be construed and interpreted in accordance with such intent. To the extent that an Option award, or the settlement or deferral thereof, is subject to Section 409A, the Option will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.

(c)

Options granted hereunder are intended to be treated as nonqualified stock options under the U.S. Code. Notwithstanding Section 3(b), the aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis), and (ii) 3,800,000.

27.	United States Securities Laws Matters

No Options shall be granted in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) and no Common Shares shall be issued in the United States upon exercise of any such Options unless such securities are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Options issued in the United States, and any Common Shares issued upon exercise thereof, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Options granted in the United States or Common Shares issued in the United States upon exercise of any such Options pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

“THE SECURITIES REPRESENTED HEREBY [and for Options, the following will be added: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

52

Schedule 1

MOGO INC.

STOCK OPTION PLAN AGREEMENT

NOW THEREFORE this agreement is entered into this [   ] day of [   ], [   ] (the “Date of Grant”) between Mogo Inc. (the “Corporation”) and _____________________(the “Participant”) pursuant to the Stock Option Plan (the “Plan”) implemented by the Corporation effective June 21, 2019 as amended to date, a copy of which is annexed hereto.

1.	Pursuant to the Plan, the Corporation hereby grants non-assignable, non-transferable options (collectively, the “Options”) to acquire _______________ Shares (as defined in the Plan) at an exercise price of $[•] per Share (the “Exercise Price”) and agrees to issue Shares to the Participant in accordance with the terms of the Plan upon the due exercise of the Options.

2.	The Options will vest and be exercisable as follows:

Fraction of Total Number of Shares that may be Purchased	Exercise Period
1/4	Shall vest on the first anniversary of the date of grant; and
1/48	Shall vest at the end of each month following the first anniversary of the date of grant up to and including the fourth anniversary of the date of grant;

with the result that the entire Option subject to the grant shall be vested and exercisable as of the fourth anniversary of the date of grant. Once a portion of an Option that has vested becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Board in connection with the grant of such Option or pursuant to the Plan.

3.

The exercise of the Options granted hereby, issuance of Shares and ownership of the Shares are subject to the terms and conditions of the Plan (all of which are incorporated into and form part of this Stock Option Plan Agreement) and this Stock Option Plan Agreement.

4.

Nothing in the Plan or in this Stock Option Plan Agreement will affect the Corporation’s right, or that of an affiliated corporation, to terminate the employment of, term of office of, or consulting agreement or arrangement with a Participant at any time for any reason whatsoever. Upon such termination, a Participant’s rights to exercise Options will be subject to restrictions and time limits for the exercise of Options. Complete details of such restrictions are set out in the Plan, and in particular in Section 8 thereof.

5.

Each notice relating to the Option, including the exercise thereof, must be in writing. All notices to the Corporation must be delivered personally or by prepaid registered mail and must be addressed to the secretary of the Corporation. All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

53

6.	The Participant hereby agrees that:

(a)

any rule, regulation or determination, including the interpretation by the Board or the Administrators of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all persons including the Corporation and the Participant; and

	(b)	the grant of the Option does not affect in any way the right of the Corporation or any affiliated corporation to terminate the employment of the Participant.

7.

The exercise of the Options must be exempt or not subject to the registration under the applicable United States federal and state securities laws. Furthermore, by its acceptance of this Option, the Participant acknowledges and agrees that any Common Shares issued in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) upon the exercise of any Options pursuant to an exemption from registration under the United States Securities Act of 1933, as amended, and applicable state securities laws shall bear the following legend restricting transfer under applicable United States federal and state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY (1) RULE 144 OF THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144a THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C)(1) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE OR OTHER EVIDENCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

8.

This Stock Option Plan Agreement shall be binding upon and enure to the benefit of the Corporation, its successors and assigns and the Participant and the legal representative of the Participant’s estate and any other person who acquires Shares by bequest or inheritance.

9.

By executing this Stock Option Plan Agreement, the Participant confirms and acknowledges that the Participant has not been induced to enter into this agreement or acquire any Options by expectation of employment or continued employment with the Corporation or its subsidiaries.

10.	This Stock Option Plan Agreement has been made in and is to be construed under and in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

54

MOGO INC. Per:
Authorized Signatory
SIGNED, SEALED AND DELIVERED in the presence of (Witness)	) ) ) ) ) )	____________________________________________ (Signature of Participant)

55

Exhibit A to Schedule 1

NOTICE TO EXERCISE

TO:	The Secretary of Mogo Inc. (the “Corporation”)

(a)

The undersigned hereby elects to purchase ________________ Shares (as defined in the Stock Option Plan of the Corporation dated June 21, 2019 as amended to date (the “Plan”)) pursuant to the terms of the stock option plan agreement dated [   ] [   ], [   ] (the “Option Agreement”) between the undersigned and the Corporation, and tenders herewith payment in full of the purchase price thereof.

(b)	Please issue a certificate or certificates representing the Shares in the name of the undersigned, whose address is as follows:

                                                ___________________________________

                                                ___________________________________

                                                ___________________________________

                                                ___________________________________

(c)	The undersigned hereby represents, warrants and certifies as follows (only one of the following must be checked):

A. ☐

The undersigned (i) at the time of exercise of the Options is not in the United States of America, its territories or possessions, any state of the United States or the District of Columbia (the “United States”) and is not exercising this Option on behalf of a person in the United States and (ii) did not execute or deliver this Notice of Exercise form in the United States.

B. ☐

The undersigned has delivered an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws is available for the issuance of the Shares.

Note: The undersigned understands that unless Box A is checked, the certificates representing the Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

Note: Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B above is checked.

Note: If Box B is checked, any opinion or other evidence tendered must be in form and substance reasonably satisfactory to the Corporation. Participants planning to deliver an opinion of counsel or other evidence in connection with the exercise of Options should contact the Corporation in advance to determine whether any opinions or other evidence to be tendered will be acceptable to the Corporation.

Dated this __________ day of _____________________________,

(Signature of Participant)

(Name of Participant – Please Print)

56